Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2004	2003	2002		2001		2000		1999
Earnings:
Income (loss) before provision for income taxes(1)	$1,193	$569	$(481)		$(464)		$(1,786)		$740
Add: Fixed Charges
Interest expense (gross)	3,983	4,447	5,436		9,923		6,823		4,060
Interest factor in rents	118	148	153		185		116		53
Total fixed charges from continuing operations	4,101	4,595	5,589		10,108		6,939		4,113
Subtract:
Minority interests(2)	495	—	—		—		—		—
Earnings before fixed charges and provision for income taxes	$4,799	$5,164	$5,108		$9,644		$5,153		$4,853
Ratio of earnings to fixed charges	1.17	1.12	0.91	(3)	0.95	(4)	0.74	(5)	1.18

(1)                 Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations, extraordinary items and cumulative effect of change in accounting principle.

(2)                 Related to the Company’s consolidation of certain private equity funds.

(3)                 The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)                 The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.

(5)                 The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.8 billion for the year ended December 31, 2000.